 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Brotzman, Richard (Last) (First) (Middle) 1319 Marquette Drive (Street) Romeoville, IL 60446 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Nanophase Technologies Corporation NANX 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year 03/24/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director      10% Owner
X Officer (give title below)        Other (specify below)

Description           VP - Research & Development
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Stock Option (right to buy)	$0.432							02/01/1996 (1)	02/01/2005	Common Stock	28,950		$28,950	D
Stock Option (right to buy)	$1.727							03/01/1997 (1)	03/01/2006	Common Stock	49,215		$49,215	D
Stock Option (right to buy)	$3.886							11/07/1997 (2)	11/07/2006	Common Stock	69,480		$69,480	D
Stock Option (right to buy)	$3.8125							07/31/1999 (1)	07/31/2008	Common Stock	40,600		$40,600	D
Stock Option (right to buy)	$1.75							07/27/2000 (3)	07/27/2009	Common Stock	15,000		$15,000	D
Stock Option (right to buy)	$7.6875							05/24/2001 (3)	05/24/2010	Common Stock	22,500		$22,500	D
Stock Option (right to buy)	$10.875							01/26/2002 (3)	01/26/2011	Common Stock	20,000		$20,000	D
Stock Option (right to buy)	$7.0625							02/28/2002 (3)	02/28/2011	Common Stock	20,000		$20,000	D
Stock Option (right to buy)	$6.65			A				01/03/2003 (3)	01/03/2012	Common Stock	20,000		$20,000	D
Stock Option (right to buy)	$3.66	03/24/2003		A		20,000		03/24/2004 (3)	03/24/2013	Common Stock	20,000		$20,000	I

Explanation of Responses:

(1) Subject to certain restrictions, beginning on this date, options vest in five equal annual installments.

(2) Subject to certain restrictions, 51,485 of these options vest in five equal annual installments beginning on 11/07/1997, with the remainder vesting on 11/07/2004

(3) Subject to certain restrictions, beginning on this date, options vest in three equal annual installments.

By:	Date:
/s/ Richard W. Brotzman	03/26/2003

** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
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